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October 2, 2013

Equinox Funds Trust

1775 Sherman Street, Suite 2500

Denver, Colorado 80203

Re:	Equinox Funds Trust
File Nos. 811-22447 and 333-168569

Ladies and Gentlemen:

We have acted as counsel to Equinox Funds Trust, a statutory trust formed under the laws of the State of Delaware (the “Trust”), in connection with the filing with the Securities and Exchange Commission (“SEC”) of Post-Effective Amendment No. [55] to the Trust’s Registration Statement on Form N-1A (File Nos. 811-22447; 333-168569) (the “Amendment”), registering an indefinite number of Class A, Class I and Class P shares of beneficial interest, without par value, of Equinox Quest Tracker Index Fund, a series of the Trust (collectively, the “Shares”), under the Securities Act of 1933, as amended (the “1933 Act”).

You have requested our opinion as to the matters set forth below in connection with the filing of the Amendment. For purposes of rendering this opinion, we have examined a printer’s proof of the Amendment, the Certificate of Trust of the Trust, the Amended and Restated Agreement and Declaration of Trust of the Trust, the By-Laws of the Trust, and the resolutions adopted by the Board of Trustees of the Trust that provide for the issuance of the Shares and which are incorporated by reference into the Amended and Restated Agreement and Declaration of Trust by its terms, and we have made such other investigation as we have deemed appropriate. We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinions, we have also relied on a certificate of an officer of the Trust as to certain matters, including the authorization of the issuance of the Shares. For purposes of rendering this opinion, we have assumed the original documents (including signatures) are authentic and the documents submitted to us as copies conform to the original documents. We have assumed that the Amendment, as filed with the SEC, will be in substantially the form of the printer’s proof referred to above and also have made other assumptions that are customary in opinion letters of this kind. We have not verified any of those assumptions.

Our opinion, as set forth herein, is limited to the federal laws of the United States of America and the laws of the State of Delaware that, in our experience, generally are applicable

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Equinox Funds Trust

October 2, 2013

to the issuance of shares by entities such as the Trust. We express no opinion with respect to any other laws.

Based upon and subject to the foregoing, we are of the opinion that the Shares have been duly authorized for issuance by the Trust; and when issued and sold in accordance with the Amended and Restated Agreement and Declaration of Trust and By-laws of the Trust and paid for upon the terms described in the Amendment, will be validly issued, fully paid and non-assessable.

This opinion is rendered solely in connection with the filing of the Amendment. We hereby consent to the filing of this opinion with the SEC in connection with the Amendment and to the reference to this firm in the statement of additional information that is being filed as part of the Amendment. In giving our consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations of the SEC thereunder.

Very truly yours,

/s/ Pepper Hamilton LLP

Pepper Hamilton LLP

cc:	Robert J. Enck